Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Reports Second Quarter 2010 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, August 12, 2010 — Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (“the Company”), a late-stage drug development company specialized in oncology and endocrinology, today reported financial and operating results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights

Pipeline development

Perifosine

•                  April 5, 2010: Perifosine receives U.S. Food and Drug Administration (“FDA”) Fast Track Designation for the Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) registration trial.

•                  April 8, 2010: Initiation of the registration Phase 3 X-PECT study with perifosine.

•                  April 15, 2010: Positive Scientific Advice from the European Medicines Agency (“EMA”) for the Phase 3 program with perifosine in multiple myeloma. Therefore, the ongoing trial is expected to be sufficient for registration in Europe.

•                  April 20, 2010: Presentations at the annual meeting of the American Association for Cancer Research (“AACR”) in Washington, D.C. of preclinical data from a study sponsored by the National Institutes of Health with perifosine in oncology.

•                  May 17, 2010: Publication of an article in the May 12, 2010 issue of the Journal of the National Cancer Institute, entitled “In Vitro and In Vivo Inhibition of Neuroblastoma Tumor Cell Growth by Akt Inhibitor Perifosine,” demonstrating the single agent activity of perifosine in neuroblastoma tumor preclinical models.

•                  June 7, 2010: Presentation at the American Society of Clinical Oncology (“ASCO”) annual meeting of Phase 1 data on single agent perifosine in the treatment of recurrent pediatric solid tumors, including patients with advanced brain tumors and neuroblastoma.

•                  June 8, 2010: Report at the ASCO annual meeting of Phase 2 results confirming a statistically significant improvement in both time to tumor progression and overall survival with perifosine, in combination with capecitabine (Xeloda®), in the treatment of advanced metastatic colorectal cancer.

•                  June 29, 2010: EMA issues positive Scientific Advice for Phase 3 trial with perifosine in colorectal cancer. Therefore, the ongoing trial is expected to be sufficient for registration in Europe.

AEZS-108

•                  May 6, 2010: Received orphan drug designation from the FDA for AEZS-108, the Company’s doxorubicin targeted conjugate compound, for the treatment of ovarian cancer.

•                  May 12, 2010: Received approval from the FDA for the Company’s Investigational New Drug (“IND”) application for AEZS-108 in luteinizing hormone-releasing hormone (“LHRH”) receptor-positive urothelial (bladder) cancer.

•                  May 17, 2010: Received positive opinion for orphan medicinal product designation from the Committee for Orphan Medicinal Products of the EMA, for AEZS-108 for the treatment of ovarian cancer.

•                  June 7, 2010: Presentation at ASCO’s annual meeting of positive efficacy and safety data for AEZS-108 in ovarian cancer.

•                  June 28, 2010: Announcement of a collaboration with Almac Group Ltd.’s (“Almac”) Diagnostic division to develop a companion diagnostic for AEZS-108 in cancer.

AEZS-130 (Solorel TM)

•                  June 21, 2010: Presentation at the 92nd Annual Endocrine Society Meeting and Expo of positive data on AEZS-130, a ghrelin mimetic for diagnostic and therapeutic use.

AEZS-131 and 132

•                  April 20, 2010: Presentations at AACR’s annual meeting in Washington, D.C., of preclinical data on Erk inhibitor, AEZS-131, and on Erk/PI3K dual inhibitor, AEZS-132.

Corporate developments

•                  April 20, 2010: Completion of a $15.0 million registered direct offering with certain institutional investors.

•                  April 23, 2010: Regained compliance with Nasdaq’s minimum bid price listing requirement.

•                  June 21, 2010: Completion of a $12.1 million registered direct offering with certain institutional investors.

Subsequent to Quarter-End

•                  July 8, 2010: Presentation at the 7th International Congress of Neuroendocrinology in Rouen, France, of a scientific poster entitled, “Use of the Orally Active Ghrelin Mimetic AEZS-130 as a Simple Test for the Diagnosis of Growth Hormone (GH) Deficiency (GHD) in adults (AGHD)”.

•                  July 14, 2010: Perifosine receives orphan drug designation by the FDA for the treatment of neuroblastoma, a cancer of the nervous system affecting mostly children and infants for which there are no FDA approved therapies.

Juergen Engel, Ph.D., Aeterna Zentaris’ President and Chief Executive Officer commented, “During the second quarter, we made great strides in advancing our key compounds in oncology:  perifosine, our PI3K/Akt inhibitor and AEZS-108, our LHRH targeted doxorubicin conjugate. In particular, we now have agreement from the FDA and the EMA as to a clear pathway toward the registration of perifosine in both multiple myeloma and refractory colorectal cancer. Both indications are expected to gain approval following only one Phase 3 trial per indication, which are currently progressing as planned. Regarding AEZS-108, we disclosed positive Phase 2 survival data in advanced ovarian cancer, and we now look forward to disclosing detailed Phase 2 results in endometrial cancer in the second half of the year. We are also evaluating various opportunities regarding the further development of AEZS-108, and our recent collaboration with Almac will contribute to the success of that compound’s development.” Dr. Engel added, “Our focus is now on advancing our pipeline, while expanding our network of partners to ensure the successful commercialization of perifosine in non-US markets.”

Dennis Turpin, Senior Vice President and Chief Financial Officer of Aeterna Zentaris, added, “With more than $45 million in cash and equivalents at quarter-end and a burn rate reduced to approximately $2 million per month, the Company is now in a solid financial position to pursue activities leading to the creation of value for our shareholders. Our strategy now calls for additional partnerships to contribute to advancing our pipeline and to improving our cash position such that Aeterna Zentaris becomes a successful long-term player in our industry.”

CONSOLIDATED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Revenues were $5.6 million for the three-month period ended June 30, 2010, compared to $8.4 million for the same period in 2009. The decrease is due mainly to the absence, in 2010, of amortization of an upfront license fee payment related to our agreement with sanofi-aventis U.S. LLC, which was entered into in March 2009 and subsequently terminated, in connection with our now discontinued development program involving cetrorelix for the treatment of benign prostatic hyperplasia (“BPH”).

Research and development (“R&D”) costs, net of tax credits and grants, were $5.0 million for the three-month period ended June 30, 2010, compared to $12.1 million for the same period in 2009. The comparative decrease in net R&D costs is primarily attributable to the winding down and termination of development activities related to cetrorelix in BPH.

Net loss was $4.5 million, or $0.06 per basic and diluted share, for the three-month period ended June 30, 2010, compared to $13.1 million, or $0.24 per basic and diluted share, for the same period in 2009. This decrease is mainly related to lower comparative net R&D costs and higher foreign exchange gains, which resulted largely from the comparative weakening in 2010 of the euro vis-à-vis the Canadian and U.S. dollar, partly offset by the comparative decrease in revenues, as discussed above.

Cash and cash equivalents were $45.3 million as at June 30, 2010.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 1:30 p.m. Eastern Time today, Thursday, August 12, 2010, to discuss second quarter 2010 results. Individuals interested in participating in the live conference call by telephone may dial in Canada, 514-807-9895 or 647-427-7451, outside Canada, 888-231-8191, or may listen through the Internet at www.aezsinc.com. A replay will be available on the Company’s website for 30 days following the live event.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a late-stage drug development company specialized in oncology and endocrine therapy. News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are required by a governmental authority or applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Operations
(in thousands, except for share and per share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues
Sales and royalties	5,165	5,427	10,881	10,398
License fees and other	419	2,952	1,125	4,092
	5,584	8,379	12,006	14,490
Operating expenses
Cost of sales, excluding depreciation and amortization	4,415	4,545	9,032	8,239
Research and development costs, net of tax credits and grants	5,029	12,076	10,730	23,513
Selling, general and administrative expenses	3,129	3,102	5,921	6,656
Depreciation and amortization
Property, plant and equipment	242	331	505	642
Intangible assets	358	563	747	1,120
	13,173	20,617	26,935	40,170
Loss from operations	(7,589)	(12,238)	(14,929)	(25,680)
Other income (expenses)
Interest income	31	118	89	272
Foreign exchange gain (loss)	3,108	(960)	4,510	(60)
	3,139	(842)	4,599	212
Net loss for the period	(4,450)	(13,080)	(10,330)	(25,468)

Net loss per share
Basic and diluted	(0.06)	(0.24)	(0.15)	(0.48)
Weighted average number of shares
Basic and diluted	72,918,880	53,655,087	68,031,569	53,422,571

Interim Consolidated Balance Sheet Information

(in thousands)

(unaudited)

	As at June 30, 2010	As at December 31, 2009
	$	$

Cash and cash equivalents	45,311	38,100
Accounts receivable and other current assets	9,325	10,913
Restricted cash	755	878
Property, plant and equipment	3,301	4,358
Other long-term assets	26,824	32,013
Total assets	85,516	86,262

Accounts payable and other current liabilities	14,784	19,211
Current portion of long-term payable	56	57
Long-term payable	113	143
Non-financial long-term liabilities*	48,054	57,625
Total liabilities	63,007	77,036
Shareholders’ equity	22,509	9,226
Total liabilities and shareholders’ equity	85,516	86,262

* Comprised mainly of deferred revenues and employee future benefits.